

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

Via E-mail
Mr. Christian Charles Romandetti
President and Chief Executive Officer
First Choice Healthcare Solutions, Inc.
709 S. Harbor City Blvd., Suite 250
Melbourne, FL 32901

      RE: **First Choice Healthcare Solutions, Inc.**
                    Form 10-K for the Fiscal Year Ended December 31, 2012
                    Filed April 1, 2013
                    File No. 0-53012

Dear Mr. Romandetti:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Daniel L. Gordon

                                  Daniel L. Gordon
                                  Branch Chief